December 15, 2006


Via Edgar


U.S. Securities and Exchange Commission
Division of Corporate Finance 100 F
Street, N.E.
Washington D.C. 20549

Attn:    Rufus Decker
         Accounting Branch Chief

Re:      GS Cleantech Corporation
         Form 10-KSB for the fiscal year ended December 31, 2005
         Form 10-QSB for the period ended June 30, 2006
         Form 8-K dated April 28, 2006
         Form 8-K/A#1 date July 1, 2006
         File No. 0-50469

Dear Mr. Decker:

Based upon the Staff's review of the filings noted above, the Commission issued a comment letter dated October 6, 2006. The following consists of the Company's response to the Staff's request for additional information regarding the method the Company uses for valuing embedded derivatives in certain instruments issued to Cornell Capital, and is supplemental to the Company's response to Comment 10.

The Company calculates the value of embedded derivatives in the Cornell Capital debentures using the Black-Scholes model. The specific calculator used is a convertible bond calculator that can be found at www.numa.com, which calculates the total value of a convertible debt instrument. In the case of the Company's convertible debentures with Cornell Capital, the value of the embedded derivative is calculated by taking the total value of the instrument minus the face value of the debenture (the total and derivative values are expressed as a percentage of the face value). For instance, if the Company has a note with a face value of $1,000 and the total value of the convertible note including the conversion feature is calculated to be $9,000, the value of the derivative would be $8,000. In percentage terms, the face value of the note would be 100%, the total value of the note would be 900% of the face value, and the embedded derivative would be 800% of the face value.


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The relevant  pieces of information  necessary for the  calculation are the face amount of the debenture, the term of the debenture, the market price of the Company's common stock, the conversion price as calculated under the terms of the debenture, the risk-free interest rate, and the volatility of the Company's common stock price. The assumptions used for each of these items are detailed in Attachment #2 of the response to October 6, 2006 comment letter.

In certain instances, the value of the embedded derivative may be significantly higher than the face amount of the debenture. An example of this is the April 21, 2006 transaction with Cornell Capital. On that date, the face amount of the note was $2,193,046.91, the market price of the Company's common stock was $0.25, and the conversion price under the terms of the debenture was $0.027. If the note was converted into common stock on that date the value of the shares issued would be $18,444,715.34, as noted in the calculation in Attachment #2 to the October 8, 2006 comment letter. The value of the derivative as of that date was significantly more than the face amount of the debenture due to the fact that the Company's common stock price was highly volatile in the time period relevant to the conversion price calculation. The value of the derivative was significantly less as of June 30, 2006, as the conversion price as calculated under the terms of the debenture was much closer to the market price.

The  Company   consistently   applies  the  above  method  of  valuing  embedded
derivatives as relevant to the transactions with Cornell Capital.


                                 Respectfully,

                              /s/Kevin Kreisler
                                 -----------------------------
                                 Kevin Kreisler
                                 Chief Executive Officer